UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015 or [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File No. 33-43030 A. Full title of the plan and the address of the plan, if different from that of the issuer named below: TCF EMPLOYEES STOCK PURCHASE PLAN B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: TCF FINANCIAL CORPORATION 200 Lake Street East Mail Code EX0-03-A Wayzata, Minnesota 55391-1693

REQUIRED INFORMATION The TCF Employees Stock Purchase Plan of TCF Financial Corporation is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplementary schedules of the TCF Employees Stock Purchase Plan of TCF Financial Corporation, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 to this Form 11-K and are incorporated herein by reference. SIGNATURES The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized. TCF Financial Corporation (Plan Sponsor and Plan Administrator of the TCF Employees Stock Purchase Plan) By /s/ Craig R. Dahl Craig R. Dahl, Vice Chairman, President and Chief Executive Officer (Principal Executive Officer) By /s/ Brian W. Maass Brian W. Maass, Executive Vice President and Chief Financial Officer (Principal Financial Officer) By /s/Susan D. Bode Susan D. Bode, Senior Vice President and Chief Accounting Officer (Principal Accounting Officer) Dated: June 22, 2016

TCF Employees Stock Purchase Plan Form 11-K Index to Exhibits Exhibit Number Description 23 Consent of Independent Registered Public Accounting Firm 99 Financial Statements and Supplementary Schedules